Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

FINAL TRANSCRIPT

Conference Call Transcript

SBC - SBC Communications at CIBC World Markets Communications and Technology Conference

Event Date/Time: May. 11. 2005 / 10:30AM ET

Event Duration: N/A

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CORPORATE PARTICIPANTS

Scott Helbing

SBC Communications - SVP Consumer Marketing

Tim

CIBC - Moderator

PRESENTATION

Tim  - CIBC - Moderator

Thanks, everyone, for coming. We have SBC Communications. Scott Helbing is going to be presenting. He is the Chief of Marketing for the Consumer Division at SBC Communications. He’s got extensive experience in marketing. He’s been at SBC now for 2 years. Prior to that, he was at Dell Computer where he was in charge of branding on a global basis. Prior to that he was Chief Advertising Officer for Pizza Hut. He had developed and worked at marketing at Reebok and as I think a lot of you know, we think of this industry obviously is becoming a lot more competitive and marketing is really going to be the key differentiator. And it’s not a skill set that was really characterized by the industry historically and I think it’s a really timely presentation and we’re glad to have Scott here.

Scott Helbing  - SBC Communications - SVP Consumer Marketing

Thank you, Tim. Good morning. It’s nice to be here today. I appreciate the opportunity to come and speak to you about SBC Communications and our Consumer Marketing strategy. As Tim mentioned, I spent several years at Dell Computer before coming to SBC two years ago. I talk to my friends over there regularly and I think when I left they all assumed I was going for a position with a much slower pace, and I can tell you officially, it has not been a slower pace in the 2 years that I’ve been at SBC.

SBC today certainly no longer fits the regional Bell stereotype and new technologies are emerging very quickly. And with those come new choices and new expectations by the consumer in the marketplace. The innovations we’re seeing in consumer telecommunications marketing and service delivery are extremely exciting and these are all areas where SBC has made a great deal of progress. We have a lot of exciting initiatives underway and there are tremendous opportunities ahead.

What I want to do over the next few minutes is introduce you to some of our strategies, update you on some of the initiatives we have underway, and take a quick look at the consumer space in the future. Before I start, I need to remind you that information set forth in this presentation contains financial estimates and other forward-thinking statements that are subject to risks and uncertainties and actual results may differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise. The presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website, www.sbc.com/investor_relations.

Let’s take a quick look at an overall profile of SBC’s consumer wireline business. In round numbers, our consumer business generates $14 billion a year in annual revenue stream. If you look at our reported financials, the consumer business represents just over 1/3 total revenues for the company, the balance of those being spread between business, wholesale, and directory. And that excludes Cingular Wireless. If you were to take 100% of Cingular Wireless’ revenues, then the wireline consumer business would represent about 1/5 of SBC’s total.

Consumer is a substantial part of SBC’s overall operations, but perhaps not as big a piece of the pie as many people would think particularly given the amount of attention given to consumer access lines, our product lines, and competitive trends. The foundation for our consumer business is a broad customer base. 27 million access lines, 23 million of them primary access lines, which represents the foundation of our customer relationships. We have 4.6 million consumer broadband consumers. That represents a 20% penetration of our primary access lines.

SBC consumer business is growing revenues. We’ve now delivered 4 straight quarters of revenue growth and our Q1 year over year revenue growth was right at 4% in the first quarter. Our consumer ARPU, and that’s customer reach out revenue divided by consumer switch lines, was up 8.4% in the first quarter. And most impressive was, in the first quarter our consumer primary access lines grew by 16,000. This represents the first quarter in over 5 years that we’ve grown primary access lines.

The question then is, what are we doing to grow these revenues? One of our most important growth drivers is DSL which we call our flagship product now. In the first quarter, we added just over 500,000 net adds. 90% of those were in the consumer space. As you can see on the chart, we were number one in the industry among large telephone companies and large cable companies. Over the past 4 quarters, we’ve added 1.6 million new DSL subscribers and during that time period within our footprint, we’re confident that we’re securing over 50% of the broadband subscribers in our region.

Our DSL revenues in the quarter grew 28% to $638 million, a $2.5 billion annualized revenue stream. There are a lot of reasons for our success in DSL. One is the focus in resource that we put behind it. As I said before, it’s our flagship product right now. Our alliance with Yahoo has paid great dividends for both companies and we’ve continued to add value to the products for our new customers. For example, a third of our new subscribers are taking our home networking solutions. We’ve continued to invest in out WiFi network, Freedom Link WiFi. We think we’re about the largest national provider of this with thousands of locations across the country. Companies like UPS, Barnes & Noble, Caribou Coffee, McDonald’s, a number of state parks, a number of airports, have really expanded our WiFi footprint.

Secondly, we’ve also been the industry leader in long distance. We’ve added 1.1 million new LD customers in the first quarter bringing our total to 22 million customers in service. As you’ll see on the chart, our in service totals and our quarterly gain in lines are well above our immediate peers. Our total long distance revenue was up more than 20% in the first quarter and that makes 6 consecutive quarters where our LD revenues have exceeded 20%.

And finally, it’s the success in these products that has driven our growth in consumer bundles. Penetration of our key product bundles has increased steadily over the past several quarters. As you can see on the chart, roughly 2/3 of our customers now have a key product bundle. We define a key product bundle as an access line with one or more other services - - DSL, long distance, joint bill Cingular, or satellite TV. Customers with key product bundles had ARPUs that are almost double those of customers without a bundle. We now have delivered year over year ARPU growth of better than 8% for 4 straight quarters.

All of our progress in consumer, the record DSL growth, our leadership in long distance, the leadership in bundles, strong ARPU growth and improving access line trends reflect a couple of things. Number one, our product portfolio. We’ve got a strong product portfolio and we continue to invest in enhancing that product portfolio. And second, it reflects our ability to compete effectively in an industry that’s changing and that’s critical and it bodes well for us as you look forward to some of the opportunities we have with Light Speed and wireless/wireline integration.

That’s our record. Solid growth in a time of significant industry change. The question is - - what’s next and where is our industry headed? Very quickly, moving beyond mechanical bundling is the most immediate next step for where the industry is going. It’s no longer enough that a provider sell you multiple services, gives you discount at the bottom and call it a bundle. In the emerging consumer space that we see, simple bundling is quickly giving way to an era of customer centered integration of services. If you think about it, what do customers want? They want ease of use, number one. Secondly, they want their devices to work seamlessly together across network platforms. Third, they want mobility. Fourth, they want the same level of functionality across devices. Whether it’s their wireless phone, their home phone, or their PC. And finally, they want things like shared addresses, contacts and calendars made easy.

So as technologies advance and customer expectations move as well, integration is the key. Integration that fits the customers’ lifestyle will drive differentiation in the marketplace. And the providers who make integration easy will be the winners. At SBC we’ve made a conscious decision to lead in this evolution. Consumers have a wider array of choices than ever before. In addition to traditional phone lines, consumers are able to select wireless connections, broadband connections, either DSL or cable. And on top of broadband, IP based phone services.

I’d like to make a couple of observations about those points. First, the old definitions that defined our industry , things like local separate from long distance, wireless separate from wire line, broadband separate from voice, are old definitions that are already obsolete. Second point I’d make that today the bulk of our industry growth is in wireless and broadband. In the first quarter of this year, the 5 largest wireless companies that have reported who represent about ¾ of the U.S. total wireless base, had total net adds of 5.2 million subscribers. The broadband base of large telcos and cable companies, the net average was just over 2 million connections. That’s truly where the growth is in this industry.

The opportunity wireless provides is why we joined with Bell South to expand our role in the wireless industry with the acquisition of AT&T wireless by Cingular late last year. It’s why we believe wireless/wireline integration is a key strategic imperative for SBC moving forward. Through our ownership of Cingular, we have the premier wireless asset in the country with 50 million subscribers, the largest subscriber base, with the widest all digital network coverage, including all the top 100 metro areas. And Cingular’s network is data capable with edge today and moving towards UMTS with HSD, P8, 3G capabilities. They’ll have an IP based network with fantastic speed. With the wireless platform to compliment our wireline portfolio, there’s no reason we should not be the leader in integrating wireless and wireline capabilities for our customers. Clearly wireless / wireline integration is a key differentiator versus cable which is why we introduced a number of products last year in that genre.

The fast forward device, which is the device that cradles your wireless phone so when calls come in they go over your wire line network, also recharges your phone, also uses the reliability of the wire line network as one product. Unified communications we launched last year which is a service that centralizes your wireline, wireless, PC and fax messages And we’re looking forward to handsets in the very near future that operate seamlessly over both networks.

Let’s talk a minute about what it take to differentiate services and create competitive advantage in an emerging environment. The first requirement is networks and SBC has significant platforms to build on. We have broad voice and broadband networks. On top of that, we have plans to deploy Project Light Speed to provide a new generation of IP based high speed data, voice, and video capabilities. As I mentioned before, in Cingular we have the premier nationwide wireless network and Cingular is also moving forward to deploy a high speed IP based network.

The second part of that is driving success comes from clear customer focus strategies that we can execute against those platforms. At SBC we have several of those. First, we begin with we’re working to develop ways to integrate wireless and wireline to give customers greater convenience and seamless mobility. Secondly, we want to create solutions or set the solutions based on customers needs and customer lifestyles with personalized applications. Third, we intend to create and be an advocate for what we call the digital lifestyle. So it’s more than just selling DSL. We want to bring solutions and advocations and information to consumers who are wondering about the value of going to broadband. And fourth, we want to deliver added value in the home. That applies to voice services as well as data and video.

Let me update you on where we are on a couple of our major initiatives in this area starting with the opportunity to add value in the home. Again, our focus is on customer lifestyles and the function for that, the foundation for that, excuse me, is the home. We believe that we have substantial opportunity to re-energize basic wireline home service by taking a page out of wireless’ playbook. For example, wireless today has a ton of cool handsets, great looking, loaded with extras, fun to own. The handsets play to smart demographic lifestyle segmentation. We believe we can do the same thing with wireline. There’s no reason wireless should have all the jazz when it comes to consumer handsets.

There’s a lot more we can do in terms of personalization and applications to voice service in the home. Ideas like special ring tones and ring back tones. Enhanced privacy manager service that makes it easier to screen calls. A network based directory and even celebrity voicemail greetings. Looking ahead with more advanced home CPE, we have the opportunity to evolve into a cordless base station that can serve as the communication hub for the home. We see success in this area internationally and again, we still believe there’s tremendous opportunity and upside for the wireline business.

We’ve taken the first step along these lines already with Home Zone which is a new product we plan to offer late this summer. Home Zone combines SBC Yahoo and SBC Dish network services to provide digital video recording, video on demand, Internet content including photos and music, via a new set top box. The offering will be available later this year to customers who have both SBC Dish and SBC Yahoo DSL service. In addition to local phone service, customers will be able to view their caller ID and call log information on their TV screens. They’ll be able to download movies, music on demand, access their photos and personal music collections through the set top box. If you’re traveling away from home, you can access the set top box online and do anything you want to do from downloading music, photos, schedules, record movies, turn on parental control, whatever you want to do, remotely from the web.

Innovations like Home Zone are the first step. They set the stage for our largest initiative in the consumer space which is Project Light Speed. Through Project Light Speed we plan to deploy an advanced IP based network to deliver next generation integrated all digital TV, super HiDef, super high speed broadband, and IP voice services. Lab tests have gone well to date. We’re seeing speeds up to 25 mgs at 4,000 feet and much better than that at shorter lengths. And we’ve launched our first limited, friendly IP test about a month ago. Light Speed is capital efficient in its deployment. The approach we’re taking gives us superior time to market and it will enable us to realize substantial operational cost savings. Most importantly, we believe Light Speed will open a whole new universe of IP driven entertainment and communication options for our customers and this service will be called U-Verse.

The 3 pillars of our U-Verse strategy are IP TV, high speed Internet access, and IP voice. To deliver these, we’ll provide bandwidth of 2025 mgs to each home. We believe that this bandwidth will meet the needs of our customers both today and for the foreseeable future. We believe customers will be excited about the services this platform provides, the first being voiceover IP and the second is bundling of our existing momentum in high speed Internet. Project Light Speed enables us to deliver more bandwidth to more customers on an even more powerful broadband experience.

The most exciting product in this portfolio is IP TV. That’s because no one has yet rolled out IP TV on a large scale in this country. We’ll be offering customers a unique entertainment experience. IP gives you tremendous capacity and flexibility for things like whole home DVR capabilities or the ability to select your own viewing angle of a live event with multiple camera angles. Ultimately, our IP TV product will offer functionality for 4 high quality TV streams, including hi def content and large libraries of video on demand. As I said, we’re making great progress with our Light Speed trials and deployment plans and we’re working hard to find solutions for the important public interest issues that are important to customers and to communities.

We’re bringing new technologies to customers. We’re investing in the future, and we’re providing customers terrific products and expanded choice. These are all positive. As we transform our consumer product steps, customers are conducting more transactions with us on line and we’re breaking new ground in terms of promotions. With the goal of positioning SBC as the preferred source for integrated, digital communications and entertainment, you can definitely say we’re not the old phone company any longer. The fact is, many of our new services are no longer simple, so you can’t just tell and sell. Customers need interaction and hands on experience with the service before buying. So that’s what we’re giving them with movie sponsorships, a hosted music tie in, events, things that give customers a chance to interact with our products in person. We’re also working to reposition SBC moving on image from simply a telephone company to communications plus entertainment.

This year our communication strategy is focused on movies, music and more. Last year we had a very successful movie sponsorship with The Incredibles, and this year SBC is a marketing partner of what we expect to be a blockbuster hit this summer, The Fantastic Four. We’re also sponsoring music festivals such as Austin City Limits, a Spinet concert series, an Asian Concert series, and recently a Latino film festival in California. These are important audiences for our portfolio and for our new message. As you can see here, we’re rolling out targeted advertising that includes vehicles such as newspaper inserts and catalogs. You’ll continue to see us doing much more with culturally diverse campaigns.

To give you a better flavor of the kinds of things we’re doing, I though I’d spotlight one of our newest initiatives, the SBC Blue Room. This launched about 2.5 weeks ago. The Blue Room is a website featuring exclusive musical content, in studio interviews, live performances, and unedited commentary from artists. It gives a back stage pass to new content every week focused on the biggest names in rock, alternative rock, country, and adult contemporary. It includes audio files and streaming video of acoustic and behind the scenes performances. Interviews with studios and inside musicians’ homes. Never released footage from music video shoots and concerts, sound bytes from red carpet events, profiles of performers, and consumers can also enter contests to win trips and tickets to shows or to spend time with the featured artists.

This summer we’re taking the SBC Blue Room on the road with the Blue Room How To Tour. The tour will set up shop in 140 different cities and events around SBC’s region. Visitors to the How To Tour will have an opportunity to actually test drive SBC products and services and review tutorials on product features and product integration. And soon, Spanish speaking customers will also have access to in language content on the Blue Room. It’s a very fun promotion. It’s got a lot of excitement through content providers we’re working with and says a lot about our approach to the emerging consumer market. It’s a very diverse market. We’re building bundles and promotions driven not by our old product categories, but by customer segmentation and we’re integrating services more than ever before.

Let me close by saying that the consumer marketplace is changing. There are shifts in terms of competition and in terms of consumer expectations. However, as this evolution is taking place, SBC consumer business has continued to deliver growth. Secondly, we have focused strategies for the future and through we’re confident this consumer market offers tremendous areas of opportunity moving forward, the key driver in this emerging space is our ability to bundle and integrate our services and products around specific customer lifestyle needs. That’s what’s important about Project Light Speed and the next generation service that it enables us to deliver.

We also have tremendous opportunity to create differentiation through wireless /wireline integration, With our Cingular partner, we have a premier wireless provider with a great future. We’re making progress in all these areas and we’re excited about the opportunities that lie ahead. That’s it for my final remarks. I appreciate your interest and the opportunity to be here. I think that afterwards, there’s going to be a Q&A session downstairs, I think in the Majestic Room one level down. Thank you very much.

QUESTION AND ANSWER

Unidentified Speaker

[Inaudible]

Scott Helbing  - SBC Communications - SVP Consumer Marketing

It has limited relevance. Just because we’re the AT&T business on the consumer side. I think the AT&T merger will bring us millions of LD customers and an opportunity to direct market to those customers and try to win them over with a full bundle. It also brings a product set that we hadn’t developed fully - - video IP, peer to peer. So I think the things that the AT&T merger will bring us will only enhance this vision going forward, delivering customer lifestyle. It will present a problem, obviously, to businesses kind of heading in that direction and how do we hang onto those customers. But I think a lot of the products they bring to us will only kind of maximize our offering in the marketplace

Unidentified Speaker

[Inaudible]

Scott Helbing  - SBC Communications - SVP Consumer Marketing

 We do break those two out. Our consumer ARPU - - I don’t think we report the ARPUs on it. We’ve been very aggressive in the past two quarters upselling from our express which is up to 1.5 to the 1.5.3.0. Great success on that trying to drive ARPU. We also know that the higher speed DSL is even a stickier product than just the express product. So a lot of focus and attention in our consumer space on up selling to the higher speed and in the very near future the ability to add to that WiFi subscriptions, music downloads, a lot of the kind of additional services that we haven’t been able to build to date.

Unidentified Speaker

[Inaudible]

Scott Helbing  - SBC Communications - SVP Consumer Marketing

No it does not. The question was does our ARPU number include wireless revenues. And no, it does not. Yes, sir?

Unidentified Speaker

[Inaudible]

Scott Helbing  - SBC Communications - SVP Consumer Marketing

 Good question. He asked what are the parameters that we look at to see if we’re on the right path and we’re making progress. Obviously in the business we’re in, you look at sales on a daily basis. My background, period of time at Dell, very transactional weighted on the consumer side. The restaurant business, Pizza Hut, KFC, kind of the same thing. So you find out very quickly if an offer in market you have traction. So you can read it on sales. We also read some of the softer measures on kind of awareness and attempt to purchase and just a definition of SBC. And again, we’ve got to make a vast move from a telephone company into this digital, integrated communications and entertainment. That’s why we’re putting so much effort behind things like the Blue Room and The Incredibles and Eric Clapton and a lot of those events. And so customers who buy DSL, from day one they have a resource in SBC to go to, to download music and photos and really maximize the use of their products. And so we utilize the soft measures, too, to kind of see how the perception of SBC in the marketplace is changing. We’ve moved way beyond just the 800 numbers, pushing a lot more business on line. We’re trying to be out in the marketplace, expanding our relationships at retail. We’re able to measure very easily with our partners like Best Buy, Circuit City, Comp USA, how we’re perceived by their customers, by their sales staff. So it’s kind of a potpourri of measurements, but we have dozens out there to make sure that we’re kind of making this transition we’re targeting in.

Unidentified Speaker

[Inaudible].

Scott Helbing  - SBC Communications - SVP Consumer Marketing

 The question was our pricing strategy and how important that is to the strategy moving forward. It’s critical. It’s a very aggressive marketplace right now. I guess our pricing strategy is to try to hold steady as much as we can on pricing until we get some of these new products coming along. I would say that our challenges right now, particularly with cable in the marketplace, is to communicate that the best prices that cable will offer you, you get that best price if you have the entire bundle. And if you compare the bundle of broadband, video, and voice, we’re still extremely competitive with cable companies and basically anyone in the marketplace. We’ve got to do a better job of educating the customer. We call it Do the Math, to make sure that they’ve added up all the elements of this bundle and compare those two. Obviously the most aggressive has been CableVision. And as I read CableVision’s reports, they’ve got he $90 bundle, they did a great job of upselling from $90 to an ARPU that’s I think $105. So I guess the same strategy would hold true for us. Lead with a hot product, try to educate them on the bundle. We have a chance to communicate to the customer and again, try to bundle together to drive the overall ARPU. And as we add more services coming down like WiFi and ring tones, we can continue to build those and increase the ARPU on it. It’s going to be aggressive. We prefer not to lower price to grow market share We think it’s an education issue that we look at our bundle relative to competition and we’re still very competitively priced, if not the leader on this basis. Thank you very much for your time.

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In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.